Exhibit 99.3

PROMISSORY NOTE

Amount: US $750,000,000.00	November 26, 2008
New York, New York

FOR VALUE RECEIVED, the undersigned, TEVA PHARMACEUTICALS USA, INC., a Delaware corporation (the “Borrower”), HEREBY PROMISES TO PAY to the order of BANK LEUMI USA (the “Lender”) (i) the principal sum of SEVEN HUNDRED AND FIFTY MILLION UNITED STATES DOLLARS (US $750,000,000) or, if less, the aggregate unpaid principal amount of all Loans (as defined in the Loan Agreement hereinafter referred to) made by the Lender to the Borrower pursuant to the Loan Agreement, payable on the Final Maturity Date (as defined in the Loan Agreement), and (ii) interest on any and all principal amounts remaining unpaid hereunder from time to time outstanding, from the Borrowing Date (as defined in the Loan Agreement) until such principal amounts are paid in full, at such interest rates, and payable at such times, as are specified in the Loan Agreement.

Notwithstanding any other provision of this Note, interest paid or becoming due hereunder shall in no event exceed the maximum rate permitted by applicable law.

Both principal and interest are payable in lawful money of the United States of America and in immediately available funds at the offices of Bank Leumi USA, as Administrative Agent, at 564 Fifth Avenue, New York, New York, 10036, or at such other place as the Administrative Agent shall designate in writing to the Borrower.

This Note is one of the Notes referred to in, and is entitled to the benefits of, the Loan Agreement dated as of November 26, 2008 (as amended or otherwise modified from time to time, the “Loan Agreement”), by and among the Borrower, the Lenders from time to time parties thereto and Bank Leumi USA, as administrative agent (the “Administrative Agent”). The Loan Agreement, among other things, contains provisions for acceleration of the maturity hereof upon the occurrence of certain stated events and also for prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions specified therein.

This Note is entitled to the benefits of the Loan Agreement and the other Loan Documents referred to in the Loan Agreement. Except as otherwise set forth in the Loan Agreement, the Borrower hereby expressly waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

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THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. THE BORROWER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS NOTE.

TEVA PHARMACEUTICALS USA, INC.

By:	/s/ Deborah Griffin
Name: Deborah Griffin
Title: Vice President and Chief Financial Officer

By:	/s/ Richard Egosi
Name: Richard Egosi
Title: Secretary